787 Seventh Avenue New York, NY 10019-6099 212 728 8000 Fax: 212 728 8111

January 24, 2006

VIA EDGAR

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C. 20549-0405

RE:	Knoll, Inc.
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-130838

Dear Ms. Long:

On behalf of Knoll, Inc. (the “Company”), attached hereto for filing is Amendment No. 1 to the Company’s Registration Statement on Form S-3 (the “Form S-3”), which has been marked to show the changes made from the Form S-3 filed on January 3, 2006. Set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated January 17, 2006, to Mr. Patrick A. Milberger, Esq., Senior Vice President, General Counsel and Secretary of the Company.

Selling Shareholders, page 11

1.	Comment: You indicate that you may add additional selling stockholders by means of a prospectus supplement. With a view to disclosure, explain why you are unable to identify the additional selling stockholders at this time. We may have additional comments.

Response: The Form S-3 was filed by the Company at the request of Warburg Pincus. At the time the Form S-3 was filed, the Company had not offered the opportunity to sell shares under the Form S-3 to any other stockholder, but chose to reserve, in accordance with Rule 430B of the Securities Act of 1933, as amended (the “Act”), the right to permit additional stockholders to participate at a later date. The Company has recently determined to offer the opportunity to sell shares pursuant to the Form S-3 to certain persons. As of the date of this response, the Company has updated the selling stockholder table to include the one person who has advised the Company of his intent to sell shares. The Company has revised the disclosure in the Form S-3 to include an explanation of why it is not able to identify any additional selling stockholders at this time. To the extent additional persons elect to sell shares pursuant to the Form S-3, the Company will include information regarding such persons in a prospectus supplement in accordance with Rule 430B of the Act. See page 11.

2.	Comment: You indicate in footnote 2 that the “persons in this table have sole voting and investment power with respect to all shares”. List in the table each natural person with control over the Warburg Pincus entities, and include text explaining why you include more than one beneficial owner for the particular shares, as appropriate. See Exchange Act Rule 13d-3.

Response: The Company has listed in the selling stockholder table, in accordance with Item 507 of Regulation S-K, those persons for whose account securities are being sold pursuant to the Form S-3. The Company has revised footnote 3 on page 11 to identify each natural person who may be deemed to beneficially own, within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Company securities owned by Warburg Pincus entities and has identified the positions held by each such natural person at the Warburg Pincus entities.

Ms. Pamela Long

January 24, 2006

3.	Comment: If any selling security holder is a broker dealer, please identify it as such. Please note that the security holders who are broker-dealers must be identified as underwriters in the prospectus. For selling security holders who are affiliates of broker-dealers, the prospectus must state that: (1) the sellers purchased in the ordinary course of business; and (2) at the time of purchase of the securities being registered for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, the disclosure must state that the sellers are also underwriters.

Response: No selling stockholder is a broker-dealer or an affiliate of a broker-dealer. We do not expect that any unnamed selling stockholder will be a broker-dealer or an affiliate of a broker-dealer, but we note your comment in the event that any unnamed selling stockholder in the future is a broker-dealer or an affiliate of a broker-dealer.

Plan of Distribution, page 12

4.	Comment: You indicate that the selling shareholders “may be deemed” to be underwriters. If any selling shareholders are registered broker-dealers that did not receive the securities as compensation for underwriting activities, revise to identify them as underwriters.

Response: As discussed in the response to Comment 3 above, none of the selling stockholders are broker-dealers.

* * * * *

Should members of the Commission staff have any questions or require any additional information, they should call the undersigned at (212) 728-8755 or Michael A. Schwartz of this office at (212) 728-8267.

Very Truly Yours,

Suzanne R. Sylvester

/s/ Suzanne R. Sylvester

cc:	Errol Sanderson (SEC Mail Stop 7010)
Andrew B. Cogan
Patrick A. Milberger, Esq.
Michael A. Schwartz, Esq.

Enclosure